Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI SHOWS MINING CAN HELP MAKE A BETTER AFRICA

Kibali Gold mine, Democratic Republic of Congo, 5 June 2016 – The successful development of the giant Kibali gold mine in the northeast province of the DRC has demonstrated the capacity of mining to boost the economies of African countries and improve the lives of their people, says Randgold Resources chief executive Mark Bristow.

Bristow was speaking to local media on a facility visit to the mine shortly after arriving there with his BoyzonBikes fundraising motorbike ride. Titled Safari Kwa Afrika Bora – Swahili for Journey for a Better Africa – the more than 8 000 kilometre charity ride is crossing the continent from the east coast of Kenya to the west coast of the DRC through dense equatorial jungle. The fourth of its kind Bristow has undertaken, it aims to raise $3 million for the independent charitable foundation Nos Vies en Partage which Randgold established in 2014. The foundation plans to donate this to programmes which support neglected children and abused women across Africa, with this year’s focus being the widows and orphans of past conflicts and the rehabilitation of child soldiers.

With a resource base of 20 million ounces of gold and reserves of 11 million ounces, the Kibali mine ranks as one of the largest gold mining projects in the world. While it will only be completely developed by 2018, when its underground operation comes into full production, it is already producing more than 600 000 ounces of gold annually and employs more than 4 000 people, almost all Congolese nationals.

Bristow said Kibali represents an investment of $1.8 billion to date of which some $1 billion has already been spent with Congolese contractors and suppliers, many of whom have established local operations leading to the creation of a new economic frontier in this remote region of the country.

“Kibali has brought new life and opportunity to this province, resettling more than 20 000 people from very basic villages in a model town with comprehensive amenities, including provision for healthcare and education, building an effective infrastructure and attracting the providers of the goods and services required by a developing society,” he said. “That so much has been achieved in such a short time is a tribute to the cooperation Randgold has received from our DRC business partners, central and local government as well as the community. And we should not forget the vital role played by the international investors who were prepared to risk their capital on this venture.”

“There have been stresses and strains along the way but, by working together towards a common goal, Randgold and Kibali’s stakeholders have been able to overcome these. It is in this same spirit of partnership that Randgold is now working with the authorities and the community to unlock the potential of the northeast province’s great mineral and agricultural resources. A number of projects are already in an advanced planning stage,” he said. “The palm oil project, initiated by Kibali, progressed this week when the government issued an arrêté granting the project full exoneration from duties on all capital items needed in the milling and refining operations as well as the plantation establishment. A further two arrêtés, regulating all fiscal and land matters, are expected shortly to complete the agreement with the government regarding the project’s investment framework.”

In a related move, it has launched a ‘good citizen’ initiative, in which Kibali is working closely with local stakeholders, security forces and civil society, to establish a structure for peaceful conflict resolution and the maintenance of public assets and infrastructure.

The company is also making a significant investment in the development of the country’s human capital by training Congolese as professional managers in line with its policy that all its operations should be run by local nationals.

“We’re not just creating jobs, we’re creating careers, and for generations to come Kibali will be managed by Congolese citizens with world-class skills,” he said.

Detailed information on Kibali is available at www.randgoldresources.com and the progress of Safari Kwa Afrika Bora can be followed on www.boyzonbikes.com.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.